Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2013 FINANCIAL RESULTS

ATHENS, Greece, April 30, 2013 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international owner of modern tanker, dry bulk and container vessels today released its financial results for the first quarter ended March 31, 2013.

The Partnership’s net income for the quarter ended March 31, 2013, was $25.0 million, including a $17.5 million gain from bargain purchase, related to the purchase value of the M/V ‘Hyundai Premium’ and the M/V ‘Hyundai Paramount’ (together the “5,023 TEU Container Vessels”), as the fair value of the vessels and their attached time charter exceeded the purchase consideration.

After taking into account the $5.3 million preferred interest in net income attributable to the unit holders of the 24,655,554 outstanding Class B Convertible Preferred Units issued during the second quarter of 2012 and the first quarter of 2013 (the “Class B Units” and the “Class B Unitholders”),  the result for the quarter ended March 31, 2013 was $0.28 net income per limited partnership unit, which is $0.83 higher than the $0.55 net loss per unit of the previous quarter ended December 31, 2012, and $0.23 higher than the $0.05 net income per unit in the first quarter of 2012.

Operating surplus for the quarter ended March 31, 2013, was $22.6 million, which is $0.1 million higher than the $22.5 million from the fourth quarter of 2012, and $5.1 million higher than the $17.5 million of the first quarter of 2012. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $17.3 million for the quarter ended March 31, 2013. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the first quarter of 2013 were $40.0 million, including $0.3 million in profit sharing revenues, compared to $39.8 million in the first quarter of 2012.

Total expenses for the first quarter of 2013 were $28.9 million compared to $28.6 million in the first quarter of 2012. The vessel operating expenses for the first quarter of 2013 amounted to $12.6 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $12.1 million in the first quarter of 2012. The total expenses for the first quarter of 2013 also include $11.9 million in depreciation, compared to $12.2 million in the first quarter of 2012. General and administrative expenses for the first quarter of 2013 amounted to $2.6 million, which include a $1.2 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plans.

In the first quarter of 2013, we reported a gain from bargain purchase of $17.5 million related to the purchase value of the M/V ‘Hyundai Premium’ and the M/V ‘Hyundai Paramount’, which were acquired by the Partnership on March 20 and 27, 2013 respectively, as the fair value of the vessels and their attached time charter exceeded the purchase consideration.

Total other expense, net for the first quarter of 2013 amounted to $3.5 million compared to $8.0 million for the first quarter of 2012. The decrease in the interest expense and finance cost for the first quarter of 2013 reflects the expiration of certain interest rate swaps and the reduction of the Partnership’s total debt when compared to the first quarter of 2012.

As of March 31, 2013, the Partners’ capital amounted to $653.2 million, which is $79.4 million higher than the Partners’ capital as of December 31, 2012. This increase primarily reflects the issuance of the 9.1 million Class B Units, which raised gross proceeds of approximately $75.1 million, combined with the payment of $19.8 million in distributions since December 31, 2012 and the net income for the first quarter of 2013.

As of March 31, 2013, the Partnership’s total debt has increased by $54.0 million to $512.4 million, compared to total debt of $458.4 million as of December 31, 2012, as a result of the $54.0 million drawdown on the Partnership’s credit facilities during the first quarter of 2013 in connection with the acquisition of the 5,023 TEU Container Vessels.

Issuance of 9.1 million Class B Convertible Preferred Units and Acquisition of Two Container Vessels

The Partnership announced on March 15, 2013 that it reached an agreement to issue 9.1 million Class B Convertible Preferred Units to funds managed by Kayne Anderson Capital Advisors, L.P. and Oaktree Capital Management, L.P. as well as and the Partnership’s Sponsor, Capital Maritime and Trading Corp. (“Capital Maritime”). The Class B Preferred Units are convertible at any time into common units of the Partnership (“Common Units”) on a one-for one basis. The Class B Preferred Units will pay a fixed quarterly distribution of $0.21375 per unit.

The Partnership used the net proceeds from the issuance of the Class B Preferred Units together with approximately $54.0 million from its existing credit facilities and part of its cash balances for the acquisition of the 5,023 TEU Container Vessels for a total consideration of $130.0 million. Both the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’ are 2013 built at Hyundai Heavy Industries Co. Ltd.. The vessels were originally ordered by Capital Maritime and were built to the latest fuel efficient and eco-friendly design. Both vessels have secured a 12 year time charter employment (+/- 60 days) to Hyundai Merchant Marine Co. Ltd. (“HMM”) at a gross rate of $29,350 per day.

Fleet Developments

The M/T Agamemnon II (51,238 dwt, built 2008 by STX Offshore & Shipbuilding Co., South Korea) secured a time charter employment with Capital Maritime at an increased rate of $14,500 gross per day for 12 months (+/- 30 days). The new charter commenced at the end of March 2013. The vessel was previously chartered to BP Shipping Ltd. at a rate of $14,000 gross per day.

We reached an agreement with Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries regarding the long term bareboat charters of three of our product tanker vessels.

On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, and it is currently subject to bankruptcy proceedings. CPLP had fixed three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) with long term bareboat charters, to subsidiaries of OSG. These bareboat charters had scheduled terminations in February, July and September of 2018, respectively, and had rates ($13,000 per day) that were substantially above current market rates.

CPLP has agreed to enter into new charters with OSG on substantially the same terms as the prior charters but at a bareboat rate of $6,250 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16,500 per day. The new charters were approved by the Bankruptcy Court on March 21, 2013. The new charters are effective as of March 1, 2013 (provided that in the case of the M/T Alexandros II, which was delivered back to CPLP on January 22, 2013, no payment and guarantee obligations shall arise prior to the completion of its dry docking and re-delivery to OSG, which is expected to take place between March 1 and May 15, 2013). On the same date, the Bankruptcy Court also rejected the previous charters as of March 1, 2013. Rejection of each charter constitutes a material breach of such charter, and CPLP is reserving its rights to make claims as a result of this breach for the difference between the reduced amount of the new charters and the amount due under each of the rejected charters. No assurance can be given that we will be successful in pursuing our claims in the bankruptcy proceedings.

Market Commentary

Overall, product tanker spot earnings in the first quarter of 2013 continued their positive momentum as average earnings in the first quarter of 2013 reached the highest level since the fourth quarter of 2008. Demand for product tankers was particularly strong in the transatlantic market, due to increased arbitrage opportunities in the Atlantic basin as well as stronger demand from South America and West Africa.

The product tanker period market remained active during the course of the first quarter of 2013, as more charterers sought to take period coverage and at slightly higher time charter rates compared to the previous quarter.

On the supply side, the product tanker order book experienced substantial slippage during 2012, as approximately 57% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Slippage continued into the first quarter of 2013 at approximately 33%. Analysts expect that net fleet growth for product tankers for 2013 will be in the region of 3.3%, while overall demand for product tankers for the year is estimated at 4.6%. We believe the improving demand and supply balance of the product tanker market should continue to positively affect spot and period charter rates going forward.

The Suezmax spot market remained at seasonally low levels as increased vessel supply continued to put downward pressure on rates, despite increased cargo activity towards the end of this quarter.

Slippage for the Suezmax tanker order book as of the end of December 2012 continued to affect tonnage supply as approximately 34% of the expected crude newbuildings were not delivered on schedule. Slippage year to date decreased to 16%, as certain owners might have postponed deliveries for the beginning of 2013. However industry analysts expect the crude tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Suezmax tanker demand is expected to grow by 4.3% in the full year 2013 with net fleet growth projected at 7.4%.

Quarterly Common and Class B Unit Cash Distribution

On April 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the first quarter of 2013, in line with management’s annual distribution guidance. The first quarter common unit cash distribution will be paid on May 15, 2013, to unit holders of record on May 8, 2013.

In addition, on April 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2013, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The first quarter Class B Unit cash distribution will be paid on May 10, 2013, to Class B Unitholders of record on May 3, 2013.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to have acquired two 5,023 TEU container vessels with long term period charters, partly financed by the proceeds from our 9.1 million Class B Convertible Preferred Unit issuance. We believe that this transaction enhances the cash flow visibility to our shareholders, further diversifies our revenue stream with the addition of HMM to our charterers, and will further underpin our existing distribution level and allow for potential distribution growth ahead. Additionally, we came to an agreement with OSG on the three bareboat charters, while reserving the Partnership’s rights for future claims.”

Mr Lazaridis concluded: “I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward, and to the continued enhancement of our financial flexibility in order to pursue growth opportunities and forge a pathway to distribution growth.”

Conference Call and Webcast

Today, Tuesday April 30, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 7, 2013 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and dry bulk vessels. The Partnership currently owns 27 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels, two panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three months period ended March 31,
	2013	2012
Revenues	$26,511	$23,659
Revenues – related party	13,454	16,180
Total Revenues	39,965	39,839
Expenses:
Voyage expenses	1,772	2,822
Voyage expenses - related party	80	140
Vessel operating expenses - related party	4,297	7,290
Vessel operating expenses	8,299	4,791
General and administrative expenses	2,601	2,288
Gain on sale of vessel to third parties	-	(956)
Depreciation	11,867	12,195
Operating income	11,049	11,269
Non operating income (expense), net:
Gain from bargain purchase	17,475	-
Other income (expense), net:
Interest expense and finance cost	(3,715)	(8,829)
Gain on interest rate swap agreement	4	640
Interest and other income	200	145
Total other expense, net	(3,511)	(8,044)
Net income	$25,013	$3,225
Preferred unit holders’ interest in Partnership’s net income	5,270	-
General Partner’s interest in Partnership’s net income	395	65
Common unit holders’ interest in Partnership’s net income	19,348	3,160
Net income per:
• Common units (basic and diluted)	0.28	0.05
Weighted-average units outstanding:
• Common units (basic and diluted)	68,383,911	68,185,404
Comprehensive income:
Partnership’s net income	$25,013	$3,225
Other Comprehensive income:
Unrealized gain on derivative instruments	462	4,172
Comprehensive income	$25,475	$7,397

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

	As of March 31, 2013	As of December 31, 2012
Assets
Current assets
Cash and cash equivalents	$35,942	$43,551
Trade accounts receivable	4,533	2,346
Prepayments and other assets	1,317	1,259
Above market acquired charters	2,481	-
Inventories	3,110	2,333
Total current assets	47,383	49,489
Fixed assets
Vessels, net	1,055,683	959,550
Total fixed assets	1,055,683	959,550
Other non-current assets
Trade accounts receivable, net	848	848
Above market acquired charters	82,328	47,720
Deferred charges, net	1,945	2,021
Restricted cash	13,500	10,500
Total non-current assets	1,154,304	1,020,639
Total assets	$1,201,687	$1,070,128

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$-
Trade accounts payable	5,958	4,776
Due to related parties	17,320	17,447
Derivative instruments	-	467
Accrued liabilities	3,804	2,781
Deferred revenue	7,176	10,302
Total current liabilities	39,658	35,773
Long-term liabilities
Long-term debt	506,965	458,365
Deferred revenue	1,863	2,162
Total long-term liabilities	508,828	460,527
Total liabilities	548,486	496,300
Commitments and contingencies
Partners’ capital	653,201	573,828
Total liabilities and partners’ capital	$1,201,687	$1,070,128

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the three-month period ended March 31
	2013	2012
Cash flows from operating activities:
Net income	25,013	3,225
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	11,867	12,195
Gain from bargain purchase	(17,475)
Amortization of deferred charges	46	158
Gain on interest rate swap agreements	(4)	(640)
Gain on sale of vessel to third parties	-	(956)
Amortization of above market acquired charters	2,386	1,955
Equity compensation expense	1,169	1,027
Changes in operating assets and liabilities:
Trade accounts receivable	(2,187)	(1,140)
Prepayments and other assets	(58)	390
Inventories	(777)	2,394
Trade accounts payable	1,014	1,849
Due to related parties	(127)	(202)
Accrued liabilities	399	(364)
Deferred revenue	(3,384)	(18)
Net cash provided by operating activities	17,882	19,873
Cash flows from investing activities:
Vessel acquisitions and improvements	(130,000)	(19)
(Additions)/Reduction to restricted cash	(3,000)	250
Net proceeds from sale of vessel to third parties	-	9,821
Net cash (used in) / provided by investing activities	(133,000)	10,052
Cash flows from financing activities:
Proceeds from issuance of Partnership units	75,075	-
Expenses paid for issuance of Partnership units	(1,772)	-
Proceeds from issuance of long-term debt	54,000	-
Loan issuance costs	(11)	(33)
Payments of long-term debt	-	(10,000)
Dividends paid	(19,783)	(16,458)
Net cash provided by / (used in) financing activities	107,509	(26,491)
Net (decrease) / increase in cash and cash equivalents	(7,609)	3,434
Cash and cash equivalents at beginning of period	43,551	53,370
Cash and cash equivalents at end of period	35,942	56,804
Supplemental cash flow information
Cash paid for interest	3,461	$8,548
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities	791	-

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, the gain from bargain purchase and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-months period ended March 31, 2013.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2013
Net income	$25,013
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,119
Deferred revenue	1,910
Gain from bargain purchase	(17,475)
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	22,567
Class B preferred units distribution	(5,270)
ADJUSTED OPERATING SURPLUS	17,297
Increase in recommended reserves	(839)
AVAILABLE CASH	$16,458